Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/16/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accura books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the fede securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

18000043

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

SEC Mail Processing Section
FEB 20 2018
Washington DC
415

RECEIVED
FEB 20 PM 1:11
SEC / TM

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: February 16, 2018

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 16th day of February, 2018.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

February 16, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX PEARL, LLC ("PEARL")
Amendment 2018-03 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-03 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit M – Updated Member List – Name Change of Compass Professional Services, LLC to Virtu Execution, LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of February 15, 2018, including the information set forth in items 1-6 above.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

Total Firms 36 **As of 15-Feb-18**

ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 2050 Chicago IL 60604	Tele #: (312) 604-8000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC 333 S. Wabash Avenue, Suite 2600 Chicago IL 60604	Tele #: (312) 994-4640	Approval Date: 4/17/2017 **PEARL Membership Activities:** MARKET MAKER
BARCLAYS CAPITAL INC. 745 Seventh Avenue New York NY 10019	Tele #: (212) 526-7000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC 131 South Dearborn Street Chicago IL 60603	Tele #: (312) 395-2100	Approval Date: 2/6/2017 **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC 11 Ewall Street, Ste. 103 Mt. Pleasant SC 29464	Tele #: (843) 789-2080	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Floor New York NY 10010	Tele #: (212) 325-2000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP 101 Montgomery Street, Ste. 700 San Francisco CA 94104	Tele #: (415) 293-3956	Approval Date: 2/6/2017 **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC 311 S. Wacker Drive, Ste. 1000 Chicago IL 60606	Tele #: (847) 550-1730	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York NY 10005	Tele #: (212) 250-2500	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C. 540 West Madison, Ste. 2500 Chicago IL 60661	Tele #: (312) 542-3231	Approval Date: 11/14/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200 Bala Cynwyd PA 19004	Tele #: (610) 617-2600	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS & CO. LLC 200 West Street New York NY 10282	Tele #: (212) 902-1000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP 440 South La Salle, Ste. 3232 Chicago IL 60605	Tele #: (312) 347-8864	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
HILLTOP SECURITIES INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	Tele #: (214) 859-1800	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
HRT FINANCIAL LLC 32 Old Slip, 30th Floor New York NY 10005	Tele #: (212) 293-1444	Approval Date: 4/5/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300, Chicago IL 60606	Tele #: (312) 244-3300	Approval Date: 2/6/2017; **PEARL Membership Activities:** MARKET MAKER
INSTINET, LLC	309 West 49th Street, New York NY 10019	Tele #: (212) 310-9500	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl., Greenwich CT 06830	Tele #: (203) 618-5710	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300, Chicago IL 60605	Tele #: (312) 935-0125	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC	383 Madison Avenue, New York NY 10179	Tele #: (201) 595-8471	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC	520 Madison Avenue, New York NY 10022	Tele #: (212) 284-2300	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl., New York NY 10036	Tele #: (646) 743-1295	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park, New York NY 10036	Tele #: (212) 449-1000	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC	1585 Broadway, New York NY 10036	Tele #: (212) 761-4000	Approval Date: 2/6/2017; **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW/CLEARANCE
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300, Chicago IL 60601	Tele #: (312) 821-9500	Approval Date: 2/6/2017; **PEARL Membership Activities:** MARKET MAKER
PERSHING LLC	1 Pershing Plaza, 10th Fl., Jersey City NJ 07399	Tele #: (201) 413-2000	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100, Chicago IL 60604	Tele #: (312) 360-2440	Approval Date: 2/6/2017; **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW
TWO SIGMA SECURITIES, LLC	101 Avenue of the Americas, 19th Fl., New York NY 10013	Tele #: (212) 625-5700	Approval Date: 9/12/2017; **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW
UBS SECURITIES LLC	1285 Avenue of the Americas, New York NY 10019	Tele #: (203) 719-3000	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VIRTU AMERICAS LLC	300 Vesey Street, New York NY 10282	Tele #: (201) 386-2891	Approval Date: 2/6/2017; **PEARL Membership Activities:** MARKET MAKER/EEM: ORDER FLOW/CLEARANCE
VOLANT EXECUTION, LLC	111 W. Jackson Blvd., 20th Fl., Chicago IL 60604	Tele #: (312) 692-5000	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	250 Vesey Street, Ste. 2601, New York NY 10281	Tele #: (646) 484-3000	Approval Date: 2/6/2017; **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW

WEDBUSH SECURITIES INC.				Approval Date: 2/6/2017
1000 Wilshire Boulevard, Suite 900				**PEARL Membership Activities:**
Los Angeles	CA	90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC				Approval Date: 2/6/2017
550 South Tryon Street, 6th Floor				**PEARL Membership Activities:**
Charlotte	NC	28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC				Approval Date: 2/6/2017
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC				Approval Date: 2/6/2017
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-3490	MARKET MAKER